UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

 (Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number  000-24293

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

LMI Aerospace, Inc. Profit Sharing and Savings Plan and Trust

B.           Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LMI Aerospace, Inc.
411 Fountain Lakes Boulevard
St. Charles, Missouri  63301

REQUIRED INFORMATION

(a)
Financial Statements.  Filed as part of this Report on Form 11-K are the financial statements and the schedules thereto of the LMI Aerospace, Inc. Profit Sharing and Savings Plan and Trust as required by Form 11-K, together with the report thereon of BKD, LLP, independent auditors, dated June 28, 2007.

(b)	Exhibits:

Exhibit No.          Description

23.1                      Consent of BKD, LLP.

LMI Aerospace, Inc. Profit-Sharing
and Savings Plan and Trust
EIN 43-1309065 PN 002

Accountants’ Report and Financial Statements

December 31, 2006 and 2005

LMI Aerospace, Inc. Profit-Sharing
and Savings Plan and Trust

December 31, 2006 and 2005

Contents

Report of Independent Registered Public Accounting Firm	1

Financial Statements
Statements of Net Assets Available for Benefits	3
Statements of Changes in Net Assets Available for Benefits	4
Notes to Financial Statements	5

Supplemental Schedule
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	12

Report of Independent Registered Public Accounting Firm

Trustee
LMI Aerospace, Inc. Profit-Sharing and Savings Plan and Trust
St. Charles, Missouri

We were engaged to audit the accompanying statements of net assets available for benefits (modified cash basis) of  LMI Aerospace, Inc. Profit-Sharing and Savings Plan and Trust as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits (modified cash basis) for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, these financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of LMI Aerospace, Inc. Profit-Sharing and Savings Plan and Trust as of December 31, 2006 and 2005, and the changes in its net assets available for benefits for the years then ended, on the basis of accounting described in Note 2.

Trustee
LMI Aerospace, Inc. Profit-Sharing and Savings Plan and Trust
Page 2.

The accompanying supplemental schedule of assets (held at end of year) (modified cash basis) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ BKD, LLP

St. Louis, Missouri
June 28, 2007

Federal Employer Identification Number:  44-0160260

LMI Aerospace, Inc. Profit-Sharing and Savings Plan and Trust

Statements of Net Assets Available for Benefits

December 31, 2006 and 2005

	2006	2005

Investments, at fair value	$26,467,214	$22,926,501

Net Assets Available for Benefits	$26,467,214	$$22,926,501

See Notes to Financial Statements

LMI Aerospace, Inc. Profit-Sharing and Savings Plan and Trust

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2006 and 2005

	2006	2005

Investment Income
Net appreciation in fair value of investments	$2,822,126	$6,383,117
Interest and dividends	106,286	75,368

Net investment income	2,928,412	6,458,485

Contributions

Employer	250,277	153,190
Participants	1,960,054	1,615,818
Rollovers	269,977	76,357

	2,480,308	1,845,365

Total additions	5,408,720	8,303,850

Plan Merger	-	1,919,825

Deductions
Benefits paid to participants	1,831,982	1,363,983
Administrative expenses	36,025	29,142

Total deductions	1,868,007	1,393,125

Net Increase	3,540,713	8,830,550

Net Assets Available for Benefits, Beginning of Year	22,926,501	14,095,951

Net Assets Available for Benefits, End of Year	$26,467,214	$22,926,501

See Notes to Financial Statements

LMI Aerospace, Inc. Profit-Sharing
and Savings Plan and Trust
Notes to Financial Statements
Years Ended December 31, 2006 and 2005

Note 1:	Description of the Plan

The following description of LMI Aerospace, Inc. Profit-Sharing and Savings Plan and Trust (“Plan”) provides only general information.  Participants should refer to the Plan Document and Summary Plan Description for a more complete description of the Plan’s provisions, which are available from the Plan administrator.

General

The Plan is a defined contribution plan sponsored by LMI Aerospace, Inc. and subsidiaries (the “Company”) for the benefit of its employees who have at least 1,000 hours of service and one year of continuous employment.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).  Nationwide Trust Company, FSB serves as Plan custodian.

Contributions

The Plan permits eligible employees through a salary deferral election to have the Company make annual contributions up to 60% of eligible compensation.  Employee rollover contributions are also permitted.  The Company makes matching contributions and discretionary profit-sharing contributions as determined by the Company’s Board of Directors.  For the years ended December 31, 2006 and 2005, the Board elected to contribute $0.50 for each $1 contributed by each participant up to a maximum employer contribution of $1,000 and $675, respectively.  Contributions are subject to certain limitations.

Participant Investment Account Options

Investment account options available include various mutual funds and the common stock of the Company.  Each participant has the option of directing his contributions into any of the separate investment accounts and may change the allocation daily.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s contribution and plan earnings and is charged with an allocation of administrative expenses.  Allocations are based on participant earnings or account balances, as defined.  The benefits to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

LMI Aerospace, Inc. Profit-Sharing
and Savings Plan and Trust
Notes to Financial Statements
Years Ended December 31, 2006 and 2005

Vesting

Participants are immediately vested in their voluntary and employer matching contributions plus earnings thereon.  Vesting in the Company’s discretionary contribution portion of their accounts plus earnings thereon is based on years of continuous service.  A participant is fully vested after seven years of continuous service.  The nonvested balance is forfeited upon termination of service.  Forfeitures are used to reduce Company contributions.

Payment of Benefits

Upon termination of service, an employee may elect to receive either a lump-sum amount equal to the value of his account or a joint and survivor annuity.  At December 31, 2006 and 2005, plan assets of $2,780 and $-0-, respectively, were allocated to accounts of terminated or retired participants who have elected to withdraw from the Plan but have not yet been paid.

Participant Loans

The Plan Document includes provisions authorizing loans from the Plan to active eligible participants.  The minimum amount of a new loan shall be $1,000.  The maximum amount of a participant’s loan is determined by the available loan balance restricted to the lesser of $50,000 or 50% of the participant’s vested account balance.  All loans are covered by written loan agreements and are repayable over a period not to exceed five years (except for loans for the purchase of a principal residence) through payroll withholding until the loan is paid in full.  Interest on the loans is based on prevailing rates when the loan is originated as determined by the Plan administrator.

Plan Termination

Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts.

LMI Aerospace, Inc. Profit-Sharing
and Savings Plan and Trust
Notes to Financial Statements
Years Ended December 31, 2006 and 2005

Note 2:	Summary of Significant Accounting Policies

Basis of Accounting

The Plan maintains its accounts on the modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.  Consequently, certain revenue and the related assets are recognized when received rather than when earned and certain expenses are recognized when paid rather than when the obligation is incurred.

Use of Estimates

The preparation of financial statements in conformity with the modified cash basis of accounting requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets and disclosure of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

Quoted market prices, if available, are used to value investments.  Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the cash basis.  Dividends are recorded on the ex-dividend date.

Plan Tax Status

The Plan obtained its latest determination letter on January 17, 2001, in which the Internal Revenue Service stated that the Plan and related trust, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code and therefore not subject to tax.  The Plan has been amended since receiving the determination letter.  However, the Plan administrator believes that the Plan and related trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

LMI Aerospace, Inc. Profit-Sharing
and Savings Plan and Trust
Notes to Financial Statements
Years Ended December 31, 2006 and 2005

Note 3:	Investments

The following table presents the Plan’s investments.  Investments that represent 5% or more of total plan assets in either year are separately identified.

	2006	2005

Investments at Fair Value

Mutual Funds
American Funds Capital World Growth and Income	$2,112,734	$1,345,743
American Funds Growth Fund of America Fund	1,516,222	1,152,068
Davis NY Venture Fund	1,504,448	1,132,061
Nationwide Best of America Indexed Fixed Fund	1,410,210	1,207,418
John Hancock Classic Value Fund	1,337,601	862,294
Other	9,764,587	8,292,644

LMI Aerospace, Inc. Common Stock	7,915,450	8,081,959

	25,561,252	22,074,187

Investments at Cost Which Approximates Fair Value

Participant Loans	905,962	852,314

Total investments	$26,467,214	$22,926,501

Included in the LMI Aerospace, Inc. Common Stock is a cash reserve, as determined by the Custodian, for settlement of future common stock transactions.

LMI Aerospace, Inc. Profit-Sharing
and Savings Plan and Trust
Notes to Financial Statements
Years Ended December 31, 2006 and 2005

During the years ended 2006 and 2005, the Plan’s investments (including gains and losses on investments bought, sold and held during the year) appreciated in value by $2,822,126 and $6,383,117, respectively, as follows:

	2006	2005

Investments Appreciation

LMI Aerospace, Inc. Common Stock	$1,062,141	$5,329,061
Mutual Funds	1,759,985	1,054,056

Net appreciation in fair value	$2,822,126	$6,383,117

Interest and dividends realized on the Plan’s investments for the years ended 2006 and 2005 were $106,286 and $75,368, respectively.

Note 4:	Party-in-Interest Transactions

Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, an employee organization whose members are covered by the Plan, a person who owns 50% or more of such an employer or employee association, or relatives of such persons.  During 2006 and 2005, the Plan had party-in-interest transactions with LMI Aerospace, Inc. and various services providers of administrative, trust and recordkeeping services as follows:

Active participants can purchase LMI Aerospace, Inc. common stock from their existing account balances.  At December 31, 2006 and 2005, participants held 492,709 and 545,769 shares, respectively.

The Plan incurs expenses related to general administration and recordkeeping.  The Plan sponsor pays these expenses and certain accounting and auditing fees relating to the Plan.

LMI Aerospace, Inc. Profit-Sharing
and Savings Plan and Trust
Notes to Financial Statements
Years Ended December 31, 2006 and 2005

Note 5:	Plan Merger

Effective January 1, 2005, the LMI Aerospace Regional Savings Plan (the “Regional Plan”) was merged into the Plan.  The Regional Plan had total net assets of $1,922,370 as of December 31, 2004.

Note 6:	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2006 and 2005, to Form 5500:

	2006	2005

Net assets available for benefits per the financial statements	$26,467,214	$22,926,501
Contributions received subsequent to year end	388,349	300,051

Net assets available for benefits per Form 5500	$26,855,563	$23,226,552

The following is a reconciliation of benefits paid to participants per the financial statements for the years ended December 31, 2006 and 2005, to Form 5500:

	2006	2005

Benefits paid to participants per the financial statements	$1,831,982	$1,363,983
Plus: Prior year additional deemed distributions of participant loans	-	11,039

Benefits paid to participants per Form 5500	$1,831,982	$1,375,022

LMI Aerospace, Inc. Profit-Sharing
and Savings Plan and Trust
Notes to Financial Statements
Years Ended December 31, 2006 and 2005

The following is a reconciliation of contributions to the Plan per the financial statements for the years ended December 31, 2006 and 2005, to Form 5500:

	2006	2005

Contributions per the financial statement	$2,480,308	$1,845,365
Less: Prior year contribution receivable	(300,051)	-
Plus: Current year contribution receivable	388,349	300,051

Contributions per Form 5500	$2,568,606	$2,145,416

Supplemental Schedule

LMI Aerospace, Inc. Profit-Sharing
and Savings Plan and Trust

EIN 43-1309065 PN 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2006

Investment Type and Issuer	Current Value

Mutual Funds
* Nationwide Best of America Indexed Fixed Fund	$1,410,210
* Nationwide Best of America Indexed Fixed Fund	41,191
Gartmore Investor Destinations Aggressive Fund	332,707
Gartmore Investor Destinations Moderately Aggressive Fund	526,946
Gartmore Investor Destinations Moderate Fund	444,495
Gartmore Investor Destinations Moderately Conservative Fund	183,138
Gartmore Investor Destinations Conservative Fund	156,700
Oppenheimer International Bond Fund	298,302
American Funds Capital World Growth and Income Fund	2,112,734
American Funds Amcap Fund	239,038
American Funds Growth Fund of America Fund	1,516,222
American Funds Income Fund of America	571,521
Van Kampen Mid Cap Growth Fund	742,008
Templeton Growth Fund	1,168,987
American Century Small Company Fund	234,585
Baron Growth Fund	1,102,803
Franklin Balance Sheet Investment Fund	337,254
Heartland Value Fund	156,847
Lord Abbett Mid-Cap Value Fund	927,100
WM Equity Income Fund	233,198
Pioneer High Yield Fund	697,312
Davis NY Venture Fund	1,504,448
Dreyfus Appreciation Fund	164,451
Excelsior Value & Restructuring Fund	262,677
John Hancock Classic Value Fund	1,337,601
Calvert Income Fund	434,572
PIMCO Real Return Fund	508,755

* LMI Aerospace, Inc. Common Stock	7,915,450

* Participant Loans, 4.5% - 9.5%	905,962

$26,467,214

* Represents a party-in-interest to the Plan.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LMI AEROSPACE, INC. PROFIT SHARING
AND SAVINGS PLAN AND TRUST

	By:	LMI AEROSPACE, INC., as Plan Administrator

Date: June 29, 2007	By:	/s/ Lawrence E. Dickinson
Lawrence E. Dickinson
Chief Financial Officer and Secretary